

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 30, 2016

Via E-mail
Michael L. Levitz
Chief Financial Officer
Insulet Corporation
600 Technology Park Drive, Suite 200
Billerica, Massachusetts 01821

> **Re: Insulet Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed April 29, 2016**
> **File No. 001-33462**

Dear Mr. Levitz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Patents, page 7

1.   Please tell us when your patents expire. See Regulation S-K Item 101(c)(1)(iv).

Government Regulation, page 9

2.   Please tell us the nature of the FDA inspectional observations that you mention in the last sentence of the second paragraph on page 11.

Third-Party Reimbursement, page 13

3.   Please tell us whether any material private third-party payers have declined to reimburse expenses for products like yours, other than in the "limited number of cases" that you mention in the second sentence of the third paragraph of this section.

Risk Factors, page 13

Our ability to grow our revenue, page 28

4.   Please tell us the names of the customers mentioned in the third sentence of the second paragraph of this risk factor. Also provide us your analysis of whether these names must be disclosed per Regulation S-K Item 101(c)(1)(vii).

Management's Discussion and Analysis, page 37

Results of Operations, page 39

5.   Please tell us the amount of OmniPod revenue separate from the amount of revenue from your handheld Personal Diabetes Manager device during each period presented in this filing and in your Form 10-Q for the fiscal quarter ended March 31, 2016.   Address in your response (1) whether these separate results provide clarification regarding your disclosure related to the effect of customer retention or new patient starts, and (2) whether the information is required to be disclosed per Regulation S-K Item 101(c)(1)(i) or as a trend per Regulation S-K Item 303. In this regard, we note your reference to your product lines on page 39.

6.   Please tell us with specificity the nature and causes of the "ordering patterns" that led to the changes mentioned in this section and on page 27 of your Form 10-Q for the fiscal quarter ended March 31, 2016. Address in your response the effect of any minimum purchase obligations. Also tell us the magnitude of these changes and the offsetting factors disclosed in your "Revenue" discussion and analysis in the Form 10-K and Form 10-Q. In your response, please ensure that the extent of customer retention and the extent of your installed base growth in the relevant periods are clear.

7.   We note your reference to a reduction in royalty revenue. Please tell us the total royalty revenue in each period presented and the nature of your business that generates royalty revenue.

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment Reporting, page 53

8.   Please revise future filings to report revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, disclose that fact. Refer to ASC 280-10-50-40.

9.   In future filings, please disclose the geographic information relating to revenues and long-lived assets required by ASC 280-10-50-41 unless it is impracticable to do so. This includes disclosing revenues from external customers attributed to the U. S. and attributed to all foreign countries from which you derive revenues. If revenues from external customers attributed to an individual foreign country are material, disclose those revenues separately. Also disclose the basis for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41.

Goodwill, page 53

10.   You disclose that you operate in one segment and you have a single reporting unit as you do not have segment managers and you do not review discrete financial information below consolidated results on a regular basis. Please tell us about how you applied ASC 350-20-35-33 through 35-37 in determining that you had only one reporting unit.

Shipping and Handling Costs, page 55

11.   Please revise this note in future filings to also disclose the amount of shipping and handling costs included in general and administrative expenses. Refer to ASC 605-45-50-2.

Concentration of Credit Risk, page 55

12.   In future filings when disclosing significant customers under ASC 280-10-50-42, in cases where a single customer is a significant customer in more than one year, please revise the disclosure so that you link the significance for each period presented to that customer.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 1. Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill, page 8

13.   You disclose that the majority of your goodwill is related to your acquisition of
        Neighborhood Diabetes in 2011. We note that you recorded $37.5 million in goodwill
        from that transaction but that you included only $0.14 million of goodwill in the
        Neighborhood Diabetes assets presented as discontinued operations at December 31,
        2015. Please refer to ASC 350-20-40 and address the following:

        •   Explain to us in further detail how you considered the goodwill related to
            Neighborhood Diabetes in that presentation.
        •   Provide us with your calculation of the amount of goodwill allocated to discontinued
            operations.
        •   Clarify for us whether the Neighborhood Diabetes business was ever fully integrated
            into your reporting unit and if so, describe the process and timeline of how this was
            accomplished.
        •   Provide us with a qualitative description of the factors that make up the goodwill that
            will remain in your continuing operations after consummation of the Neighborhood
            Diabetes sale.

Revenue, page 27

14.   Please tell us the reasons for the decreased revenue during the first quarter of 2016 as
        compared to the fourth quarter of 2015 as disclosed on page 75 of your Form 10-
        K.   Address in your response the applicability of Instruction 5 to Regulation S-K Item
        303(b).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery